1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 5000 174 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

April 13, 2012

VIA EDGAR AND E-MAIL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mellissa Campbell Duru, Special Counsel
Office of Mergers & Acquisitions

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (“Mercer”)
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-179809
Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed March 12, 2012
File No. 0-51826

We refer to the oral comments from the United States Securities and Exchange Commission (the “Commission”) to Mercer regarding the Registration Statement and Proxy Statement provided by Mellissa Campbell Duru of the Commission to Rod Talaifar of our office by telephone on April 12, 2012. All capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Registration Statement and/or the Proxy Statement, as the case may be.

On behalf of Mercer, we provide the following responses to the Commission’s oral comments:

1.	We note that in accordance with Item 512(a) of Regulation S-K, Item 22 of the Registration Statement contained Mercer’s undertaking to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to reflect in the prospectus any facts or events arising after the effective date thereof, which, individually or in the aggregate, represent a “fundamental change” in the information set forth in the Registration Statement.

SANGRA MOLLER LLP

April 13, 2012

Mercer has determined that the increased consideration under its amended Offer and other amendments thereto, as described in its press release dated April 11, 2012 and more fully set forth in a Notice of Change, Variation and Extension (the “Notice of Variation”) to be mailed to Fibrek shareholders today, a copy of which will be filed with the Commission as a Rule 425 prospectus filing, do not, individually or in the aggregate, constitute a fundamental change to the information set forth in the Registration Statement. Accordingly, such amendments do not require a post-effective amendment to the Registration Statement. For your ease of reference, a copy of the Notice of Variation is being provided under separate cover. In making such determination, Mercer considered, among other things, that the increase in consideration under the amended Offer:

a.	represented an increase of only 7.7% in the total consideration being offered to Fibrek shareholders;

b.	did not materially impact the pro forma financial statements of Mercer and Fibrek on a combined basis. As set forth in the pro forma financial statements of the combined companies included in the Notice of Variation, the increase in consideration under the amended Offer results in a decrease of only €9.85 million in cash and cash equivalents on a pro forma basis, representing a decrease of only approximately 1.96% of the combined companies’ total current assets on a pro forma basis as at December 31, 2011 and a decrease of only €0.47 million of the total net income attributable to common shareholders of the combined companies, representing a decrease of approximately 0.94%, on a pro forma basis, for the year ended December 31, 2011;

c.	does not result in any change in material information in the Registration Statement, including, without limitation, the conditions of the Offer, risk factors, the recommendation of Fibrek’s board of directors, the purpose of the Offer and the financial information of both Mercer and Fibrek; and

d.	will be financed by Mercer’s current cash on hand and, therefore, will not result in any fundamental change to the disclosure in the Registration Statement regarding the financing of the Offer.

2.	Mercer has considered your comment regarding whether the increased cash consideration under the amended Offer would require it to re-solicit proxies in connection with the Mercer Shareholder Approval, which was obtained on April 10, 2012. Mercer has determined that no such re-solicitation of proxies would be required because, among other things:

a.	Mercer is incorporated under the Washington Business Corporation Act (the “WBCA”). The Offer is an offer to purchase the Fibrek Shares made directly to Fibrek shareholders and is not a merger, amalgamation or similar transaction requiring shareholder approval under the WBCA. Under the WBCA and Mercer’s articles of incorporation and by-laws, no shareholder approval is required in connection with the Offer. Mercer was solely required to obtain the Mercer Shareholder Approval pursuant to NASDAQ Listing Rule 5635(a) (“NASDAQ Rule 5635”), which provides that an issuer must seek shareholder approval with respect to issuances of Mercer Shares, when the Mercer Shares to be issued are being issued in connection with the acquisition of the stock of another company and are equal to, or in excess of 20% of the number of Mercer Shares outstanding before the issuance. Under NASDAQ Rule 5635, Mercer shareholders were not required to approve the Offer as a whole but only the issuance of Mercer Shares thereunder.

b.	In the case of the Offer, this 20% threshold would only potentially be exceeded by approximately 156,000 Mercer Shares (assuming 100% take-up). If the Offer involved only cash and/or cash and Mercer Share consideration of, less than 11,155,840, no shareholder approval would be required by Mercer under the WBCA, its articles of incorporation and by-laws or NASDAQ Rule 5635.

SANGRA MOLLER LLP

April 13, 2012

c.	Although Mercer shareholders were asked to approve the issuance of Mercer Shares under the Offer, it is inherent in a competitive take-over bid situation such as the Offer that the consideration offered may be increased. We note that the Proxy Statement contemplated such an increase in consideration under the Offer. Under the sections of the Proxy Statement entitled “Questions and Answers About the Offer and the Mercer Special Meeting” and “The Special Meeting – Proposals to be Voted on at the Mercer Special Meeting”, Mercer disclosed that:

“We are seeking approval to issue more Mercer Shares than currently contemplated by the Offer and Support Agreement to provide us with flexibility to address fluctuations in market prices and conditions and, if we elect to do so and if required, to match or compete with any alternative offer for Fibrek.”

[Emphasis added.]

Mercer submits that this disclosure clearly alerts shareholders that Mercer may, in its discretion, increase the consideration under the Offer. Furthermore, under the section of the Proxy Statement entitled “The Support Agreement – Right to Match”, Mercer described its right under the Support Agreement to match any Superior Proposal by increasing the consideration under the Offer.

As a result of the foregoing disclosure in the Proxy Statement and the inherent nature of such take-over bids, it would be clear to holders of Mercer Shares that the consideration under the Offer could be increased. The disclosure in the Proxy Statement specifically addressed increases in consideration under the Offer in the form of additional Mercer Shares, which is what Mercer’s shareholders were being asked to approve. The fact that Mercer increased the Offer by utilizing cash instead of Mercer Shares should not be relevant, as cash and Mercer Shares are equivalent from a value perspective, and would not effect a Mercer shareholder’s investment decision.

d.	Pursuant to the Proxy Statement, Mercer sought approval for the issuance of up to 15,000,000 Mercer Shares under the Offer. This authorized an additional 3,258,504 Mercer Shares to the Maximum Share Consideration under the Offer. Based on the weighted average closing price of the Mercer Shares for the five trading days preceding the announcement of its intention to make the Offer, being C$8.44, such additional authorized Mercer Share Consideration represents approximately $27.5 million of additional consideration authorized by Mercer shareholders. The increase in consideration under the amended Offer results in a total increase in consideration of only $13.0 million, which is less than half of the total additional value authorized by Mercer shareholders.

e.	The increased cash consideration under the amended Offer, being $0.10 per Fibrek Share, represents only a 7.7% increase in the total consideration offered thereunder. Mercer believes that such increase in cash consideration would not be sufficiently material to require a re-solicitation of proxies. As set forth above, the increased consideration under the amended Offer did not materially impact the pro forma financial statements of the combined companies included in the Proxy Statement.

f.	The increased consideration under the amended Offer remains below the value range for Fibrek Shares utilized by Raymond James in providing its fairness opinion. Please see the section of the Proxy Statement entitled “The Offer – Opinion of Raymond James to the Board of Directors of Mercer.”

SANGRA MOLLER LLP

April 13, 2012

g.	On April 12, 2012, Abitibi announced that it had taken up Fibrek Shares representing approximately 46.8% of the outstanding Fibrek Shares. Such take-up included Fibrek Shares held by certain holders who had entered into Lock-Up Agreements with Abitibi dated November 28, 2011, copies of which were included as exhibits to Abitibi’s Registration Statement on Form S-4 dated December 15, 2011 (the “Lock-Up Agreements”). The Fibrek Shares held by these locked-up shareholders represented approximately 46.1% of the outstanding Fibrek Shares. Section 3.2 of the Lock-Up Agreements provides that, in the current circumstances, Abitibi cannot tender such Fibrek Shares to Mercer’s Offer. Based on the foregoing, Mercer Shareholder Approval would no longer be required in connection with the Mercer Shares issuable under the Offer as the total number of Mercer Shares that could be issued under the Offer no longer exceeds the 20% threshold set out in NASDAQ Rule 5635.

For your information, at the special meeting held on April 10, 2012, the Mercer Shareholder Approval was approved by a majority of approximately 98% of the Mercer shareholders present in person or by proxy, with approximately 71% of the total outstanding Mercer Shares represented at the meeting.

We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra
Per:
H.S. Sangra

/s/ Rod Talaifar
Per:
Rod A. Talaifar

/s/ Andrew Bond
Per:
Andrew Bond
Washington State Bar No. 39502
California State Bar No. 257763
District of Columbia Bar No. 994014

HSS/RT/AB/cl
cc.	Mercer International Inc.